Mail Stop 0405
June 2, 2005

via U.S. mail
						 May 30, 20
Mr. Edward Farrauto
Chief Financial Officer
TLC Ventures Corp.
Suite 285, 200 Granville Street
Vancouver, British Columbia, Canada, V6C 1S4

RE:		TLC Ventures Corp.
		Registration Statement on Form 20-F
		Filed on May 2, 2005

Dear Mr. Farrauto:

      We have reviewed the above filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Update your disclosure throughout your filing to the most recent practicable date with each amendment. For example, update the exchange rate information on page 8. See Item 3.A.3 of Form 20-F.
3. Please note that our Office of International Corporation Finance is still conducting its review of your filing and may have additional comments.

Glossary of Terms, page 6

4. A glossary does not substitute for presenting disclosure in terms that those unfamiliar with your business can readily understand. Revise the disclosure in the document, particularly in the section that contains the discussion of your properties, to provide clear and understandable disclosure. The following are examples of overly technical disclosure, which should be summarized so that the average investor may understand:

* "Rubicon`s principal target was an interpreted deep zone below the main footwall stringer zone in aphanitic felsic volcanics" on page 16;

* "The rocks therefore have ophiolitic affinities, subjected to subsequent metamorphic events" on page 16; and

* "The deposit occurs along a north-south trending contact zone between mafic volcaniclastics to the west and a thick cherty rhyolite dome sequence to the east."

Revise as necessary to define technical terms in context and to explain any industry terms or concepts in necessary detail. We may have additional comments once you provide revised disclosure.


Key Information, page 7

Risk Factors, page 9
5. Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating that "The properties in which we have an interest are in Canada" does not disclose the resulting risk of harm to investors.
6. Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state the extent of each risk plainly and directly.






Information on Us, page 13

Our History and Development, page 13

Management Reorganization, page 13
7. Disclose the business purpose and background for the management reorganization you refer to on page 13. For example, why did the former directors resign?

Acquisition of Point Leamington Property, page 13
8. Tell us whether you anticipate any obstacles to your payment obligations or your compliance with any contract terms upon which your property interests are dependent. For example, disclose whether you have satisfied the payments due to Rubicon on May 7, 2005 for your option on the Point Leamington property.

Strategic/Consultant Agreements, page 14
9. Tell us how the fees paid to Endeavour, as your advisor, will be determined.

Private Placements, page 14
10. Provide us with more details regarding the private placements to which you refer. Also, please disclose the federal securities law exemption(s) upon which you relied.

Disposition of Property, page 14
11. Indicate the business purpose for selling your property interests in the Dawson and Mayo mining districts back to Thor Exploration
Ltd.
for $1.

Business Overview, page 15
12. We note you refer to an "airborne geophysical survey" that is planned during 2005. Please tell us the status of that survey.

Property, Plant and Equipment, page 15
13. Please provide an introductory paragraph to this section that briefly and concisely summarizes the overall organization of this section, setting forth the major mining properties, the nature of your interest in each property and the parcels that are considered part of such properties.


Operating and Financial Review and Prospects, page 22

Results of Operations, page 22
14. Your disclosure discusses several factors affecting your results of operations. However, your description of those factors is too general for investors to get a meaningful understanding of the nature of those factors.

Directors, Senior Management and Employees, page 31
15. We note that several of your officers and/or directors, such as
Edward Farrauto, Douglas Forster, Dr. Richard Henley, and Blayne Johnson, are concurrently officers of other companies. For those officers and/or directors employed by more than one company, disclose how much time each officer and/or director devotes to your business.

Additional Information, page 38

Statement by Experts, page 48
16. We note your disclosure regarding HATCH Associates Ltd.
Please
provide the information required by Item 10(G) of Form 20-F.

Notes to Financial Statements

Note 11 - Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")
17. Expand the footnote disclosure to include the difference on the statement of cash flows of the classification of mineral property expenditures as an operating cash outflow for US GAAP purposes.

Engineering Comments

General

18. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

19. Remove the technical report attached as an exhibit.  Industry
Guide 7 specifically prohibits technical studies being attached to registration statements.

20. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

History, page 16

Exploration and Development, page 19

21. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning, and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and
Indicated Resources.
This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources.
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an
Inferred Mineral Resource will ever be upgraded to a higher category.
Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

22. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Disclose the cutoff grade used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

Closing Comments

	We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      In responding to this comment letter, you must comply with Rule
12b-15 and General Instruction D of Form 20-F, which includes filing copies of your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made. You should include with your filing a response letter that keys your responses to our comments and indicates the location of changes made in response to our comments. Also, you should note the location of any material changes that you made for reasons other than in response to our comments. Supplementally, please provide four copies of your amended registration statement clearly and accurately marked to reflect the changes that you have made to Jason Wynn. In the event that you disagree with any of our comments, tell us why in your response letter. We may have additional comments based on your responses.

      Direct questions relating to the engineering comments to George
Schuler, Mining Engineer, at (202) 551-3718. Direct questions relating to the accounting comments to John Weitzel, Accountant, at
(202) 551-3731 or, in his absence, to Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763. Direct questions relating to all other disclosure issues to Jason Wynn, Attorney, at (202) 551-3756 or, in his absence, to Carrie Darling, Attorney, at (202) 551-3724. Direct any correspondence to us at the following ZIP Code: 20549-0405.

      Sincerely,


									H. Roger Schwall
									Assistant Director


cc:	Via facsimile
      Mr. David Toyoda
      (604) 443-7000

      G. Schuler
	B. Stem
      J. Weitzel
      J. Wynn
      C. Darling
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Mr. Edward Farrauto
TLC Ventures Corp.
June 2, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE